UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA” or the “Company”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Notice is hereby given of the partial execution of the share capital reduction resolution adopted by the Ordinary General Shareholders’ Meeting of BBVA held on 17 March 2023, under item three of its agenda, through the reduction of BBVA’s share capital in a nominal amount of 62,490,986.25 euros, and the consequent cancellation of 127,532,625 own shares of 0.49 euros par value each held by the Company as treasury shares.

The own shares subject to the cancellation were acquired derivatively by the Company in execution of the program for the repurchase of own shares, which was communicated by means of inside information dated 2 October 2023 (registration number 1,981). The completion of the program for the repurchase of own shares was communicated by BBVA as other relevant information on 29 November 2023 (registration number 25,591).

Following the cancellation of the 127,532,625 own shares with a par value of 62,490,986.25 euros, BBVA’s share capital has been set at 2,860,590,786.20 euros, represented by 5,837,940,380 shares with a par value of 0.49 euros each.

This capital reduction does not entail the return of contributions, since the Company itself is the owner of the redeemed shares, and is charged to unrestricted reserves, through the allocation of the reserve for redeemed capital for an amount equal to the par value of the redeemed shares, which can only be used under the same conditions as those required for the reduction of the share capital, in application of the provisions of Article 335 c) of the Spanish Companies Act. Consequently, the Company’s creditors will not have the right of opposition referred to in Article 334 of the Spanish Companies Act.

Likewise, notice is hereby given that BBVA will request the delisting of the redeemed shares from the relevant Stock Exchanges and the cancellation of the redeemed shares in the accounting records of “Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.” (Sociedad Unipersonal) (IBERCLEAR).

Madrid, 19 December 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: December 19, 2023	By: /s/ José María Caballero Cobacho

Name: José María Caballero Cobacho

Title: Assets and Liabilities Management Director